Grupa Hotelowa

Warszawa,2006-05-15




SEC MAIL PROCESSING
RECEIVED
MAY 23 2006
WASH. D.C.
185
SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the condensed statutory and condensed consolidated interim financial statements for the first quarter 2006 no 1/2006.
Best regards

Alain Billy
CZŁONEK ZARZĄDU
„ORBIS" S.A.
Alain Billy
Member of the Management Board

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

ORBIS S.A.
CAPITAL GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at March 31, and for 3 months ended on March 31, 2006


SEC MAIL
MAY 2 3 2006
WASH, D.C.
185

SELECTED FINANCIAL FIGURES

for 3 months ended on March 31, 2006 with comparable figures for the year 2005

	in PLN '000		in EUR '000	
	3 months ended on March 31, 2006	3 months ended on March 31, 2005	3 months ended on March 31, 2006	3 months ended on March 31, 2005
PROFIT AND LOSS ACCOUNT				
Net sales of services	191 567	183 172	49 815	45 619
Operating profit (loss)	(9 869)	(15 175)	(2 566)	(3 779)
Net profit (loss) on continuing operations	(10 522)	(18 838)	(2 736)	(4 692)
Net profit attributable to equity holders of the parent	(10 263)	(18 717)	(2 669)	(4 661)
BALANCE SHEET				
Fixed assets	2 002 965	1 965 577	508 922	481 323
Current assets	203 479	196 601	51 701	48 143
Shareholders' equity	1 634 689	1 575 834	415 349	385 884
Shareholders' equity attributable to equity holders of the parent	1 632 875	1 574 115	414 888	385 463
Long-term liabilities	388 134	427 635	98 619	104 718
Short-term liabilities	183 621	158 709	46 655	38 864
CASH FLOW STATEMENT				
Net cash flow from operating activity	(10 634)	1 420	(2 765)	354
Net cash flow, total	(12 956)	(4 340)	(3 369)	(1 081)
EARNINGS PER SHARE				
Earnings per share for the financial year	(0,23)	(0,41)	(0,06)	(0,10)

Exchange rate of EUR applied to convert:		
- balance sheet items	3,9357	4,0837
- profit and loss account items	3,8456	4,0153

CONSOLIDATED BALANCE SHEET

as at March 31, 2006, December 31, 2005 and March 31, 2005

(figures have been presented in PLN '000)

Assets	balance as at March 31, 2006	balance as at Dec. 31, 2005	balance as at March 31, 2005
Fixed assets	**2 002 965**	**1 984 825**	**1 965 577**
Tangible fixed assets	1 724 394	1 720 622	1 708 136
Intangible assets, of which:	109 627	110 166	110 314
- goodwill	107 252	107 252	107 252
Investment in an associated company consolidated by the equity method	5 827	5 191	4 427
Financial assets held for trading	627	727	693
Other financial assets	47 880	35 410	15 064
Investment property	42 855	43 184	44 474
Other long-term investments	779	640	789
Deferred income tax assets	70 976	68 885	81 680
Current assets	**203 479**	**218 820**	**196 601**
Inventories	8 847	9 436	10 999
Trade receivables	65 994	53 335	44 125
Income tax receivables	7 407	6 723	9 527
Other short-term receivables	52 369	34 579	47 147
Financial assets at fair value through profit or loss	118	33 047	48 881
Cash and cash equivalents	68 744	81 700	35 922
Total assets	**2 206 444**	**2 203 645**	**2 162 178**

as at March 31, 2006, December 31, 2005 and March 31, 2005

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at March 31, 2006	balance as at Dec. 31, 2005	balance as at March 31, 2005
Shareholders' equity	**1 634 689**	**1 642 462**	**1 575 834**
Share capital	517 754	517 754	517 754
Reserve capitals	133 333	133 333	133 411
Other capitals	(652)	(756)	(646)
Retained profits	982 440	990 109	923 596
Minority holdings	1 814	2 022	1 719
Long-term liabilities	**388 134**	**377 475**	**427 635**
Credits and loans	279 127	267 358	285 438
Provision for deferred income tax	63 164	63 041	68 467
Other long-term liabilities	6 600	5 798	35 364
Provision for pension and similar benefits	38 954	40 987	38 115
Provisions for liabilities	289	291	251
Short-term liabilities	**183 621**	**183 708**	**158 709**
Credits and loans	46 243	43 001	4 052
Trade liabilities	64 023	77 116	47 071
Income tax liabilities	160	168	0
Other short-term liabilities	63 436	52 326	63 939
Provision for pension and similar benefits	5 278	5 884	4 870
Provisions for liabilities	4 481	5 213	38 777
Total liabilities	**2 206 444**	**2 203 645**	**2 162 178**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for 3 months ended on March 31, 2006 with comparable figures for the year 2005

(figures have been presented in PLN '000)

	3 months ended on March 31, 2006	3 months ended on March 31, 2005
Net sales of services	191 567	183 172
Net sales of other products, merchandise and raw materials	1 122	3 196
Cost of products, merchandise and raw materials sold	(157 250)	(162 964)
Gross profit (loss) on sales	**35 439**	**23 404**
Other operating income	6 966	8 046
Distribution & marketing expenses	(8 657)	(10 071)
General overheads & administrative expenses	(35 434)	(32 633)
Other operating expenses	(8 183)	(3 921)
Operating profit (loss)	**(9 869)**	**(15 175)**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	13
Other financial income	3 271	3 479
Financial expenses	(5 791)	(6 272)
Share in net profits (losses) of subsidiaries, affiliates and associated companies	607	245
Profit (loss) before tax	**(11 782)**	**(17 710)**
Corporate income tax	1 260	(1 128)
Net profit (loss) on continuing operations	**(10 522)**	**(18 838)**
Discontinued operations	**0**	**0**
Loss on discontinued operations	0	0
Net profit (loss) for the financial year	**(10 522)**	**(18 838)**
Ascribed to:		
Shareholders of the controlling company	(10 263)	(18 717)
Minority shareholders	(259)	(121)
	(10 522)	**(18 838)**
Earnings (loss) per common share (in PLN)		
Earnings per share for the financial year	**(0,23)**	**(0,41)**
Earnings per share from continuing operations	**(0,23)**	**(0,41)**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2006 with comparable figures for the year 2005

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Other capitals	Retained profits	Minority interests	Total
Twelve months ended on December 31, 2005						
Balance as at January 1, 2005	517 754	133 411	(648)	943 158	1 850	1 595 525
- profit (loss) for the financial year	0	0	0	60 654	21	60 675
- translation differences on consolidation	0	0	(108)	0	0	(108)
- sale of long term investments	0	(78)	0	0	0	(78)
- others	0	0	0	1 964	151	2 115
Total changes during the period	0	(78)	(108)	62 618	172	62 604
dividends	0	0	0	(15 667)	0	(15 667)
Balance as at December 31, 2005	517 754	133 333	(756)	990 109	2 022	1 642 462
of which: three months ended on March 31, 2005						
Balance as at January 1, 2005	517 754	133 411	(648)	943 158	1 850	1 595 525
- profit (loss) for the financial year	0	0	0	(18 717)	(121)	(18 838)
- translation differences on consolidation	0	0	2	0	0	2
- others	0	0	0	(845)	(10)	(855)
Total changes during the period	0	0	2	(19 562)	(131)	(19 691)
dividends	0	0	0	0	0	0
Balance as at March 31, 2005	517 754	133 411	(646)	923 596	1 719	1 575 834
Three months ended on March 31, 2006						
Balance as at January 1, 2006	517 754	133 333	(756)	990 109	2 022	1 642 462
- profit (loss) for the financial year	0	0	0	(10 263)	(259)	(10 522)
- translation differences on consolidation	0	0	104	0	0	104
- others	0	0	0	2 594	51	2 645
Total changes during the period	0	0	104	(7 669)	(208)	(7 773)
dividends	0	0	0	0	0	0
Balance as at March 31, 2006	517 754	133 333	(652)	982 440	1 814	1 634 689

CONSOLIDATED CASH FLOW STATEMENT

for 3 months ended on March 31, 2006 with comparable figures for the year 2005

(figures have been presented in PLN '000)

	3 months ended on March 31, 2006	3 months ended on March 31, 2005
OPERATING ACTIVITY		
Gross profit (loss)	**(11 782)**	**(17 710)**
Adjustments:	**2 786**	**22 276**
Share in net profit (loss) of companies consolidated by the equity method	(607)	(245)
Depreciation and amortization	24 757	27 771
(Gain) loss on foreign exchange differences	(46)	190
Interests	3 923	2 092
(Profit) loss on investing activity	(372)	116
Change in receivables and deferred and accrued expenses	(18 462)	(19 325)
Change in current liabilities, excluding loans and bank credits	(4 429)	11 532
Change in provisions	(3 373)	1 861
Change in inventories	589	1 947
Other adjustments	806	(3 663)
Cash from operating activity	**(8 996)**	**4 566**
Income tax (paid)/reimbursed	(1 638)	(3 146)
Net cash flow from operating activity	**(10 634)**	**1 420**
INVESTING ACTIVITY		
Income from the sale of tangible fixed assets and intangible assets	3 090	2 428
Income from the sale of investment property	0	0
Income from the sale of group companies	0	2 015
Income from sale of short-term securities	38 466	123 197
Income from interests	131	419
Repayment of long-term loans granted	0	2 776
Other investment income	20 000	0
Expenditure on tangible fixed assets and intangibles	(28 520)	(15 455)
Expenditure on purchase of group companies	0	(80)
Expenditure on purchase of short-term securities	(25 515)	(120 808)
Granting of loans	0	0
Other investment expenditure	(20 467)	(656)
Net cash flow from investing activity	**(12 815)**	**(6 164)**
FINANCING ACTIVITY		
Obtaining credits and loans	29 872	9 520
Other financial income	1 927	2 020
Repayment of credits and loans	(18 396)	(8 779)
Repayment of interest	(485)	(459)
Dividends and other payments to shareholders	0	0
Financial lease payments	(189)	(192)
Settlement of financial instrument	0	0
Other financial expenditure	(2 236)	(1 706)
Net cash flow from financing activity	**10 493**	**404**
Change in cash and cash equivalents	**(12 956)**	**(4 340)**
Cash and cash equivalents at the beginning of period	**81 700**	**40 262**
Cash and cash equivalents at the end of period	**68 744**	**35 922**

NOTES
TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OF THE ORBIS GROUP
AS AT MARCH 31, 2006 AND FOR 3 MONTHS ENDED MARCH 31, 2006

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street has been entered into the Register of Businesses maintained by the District Court for the Capital City of Warsaw, XII Business Department of the National Court Register (KRS) with the number 0000022622. Orbis S.A. is Poland's largest hotel company that employs over 4,000 persons and operates a network of 49 hotels (9,415 rooms) in 29 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne, Orbis Travel, Orbis Transport and an associated company Orbis Casino, Orbis S.A. forms the largest hotel and tourist group in Poland and Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and 2 Novotels, offering in aggregate over 1,500 rooms in 8 towns in Poland. Moreover, the company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to over 100 towns in 11 European countries) and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

These consolidated financial statements of the Group comprise the Company and its subsidiaries (jointly named the "Orbis Group" or the "Group") and the Company's interests in associates.

The full list of companies has been published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements have been presented in point 3.2 of this report.

These interim quarterly consolidated financial statements **have been prepared as at March 31 and for 3 months ended March 31, 2006.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC), that were approved by the European Union.

Main accounting policies applied in preparing the consolidated financial statements are set out in point 2.1 of the notes to the consolidated financial statements for 2005.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as going concern in the foreseeable future. There exist no estimates made as at the balance sheet date that might entail a significant risk of substantial adjustments in carrying amounts of assets and liabilities in the subsequent financial year.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. **Sales of the Orbis Group** amounted to PLN 192,689 thousand in the 1st quarter of 2006 (3.4% yoy). The operating loss totaled PLN 9,869 thousand (decline in the loss by 35.0% yoy), while the net loss - PLN 10,522 thousand (decline in the loss by 44.1% yoy).
2. **Orbis Hotel Group** reported in this quarter a 4.8% yoy growth in sales, and the number of rooms sold grew by 2.6% yoy. Also, the Average Daily Rate (ADR) went up by 4.3% yoy.
3. **Changes in the Company's shareholding structure**. In the 1st quarter of 2006, the Company received a notification that BZ WBK AIB AM holds 10.14% of the voting rights at the General Meeting of Shareholders.

Information on the holding of the Company's shares by the entities of the BZ WBK AIB group is available in the Company's current report no. 2/2006.

4. **Changes in the Company's Management Board**. On March 14, 2006, Mrs. Jolanta Wojciechowska de Cacqueray Valmenier, member of the Management Board of Orbis S.A., submitted her written resignation from serving the function in the Orbis S.A. Management Board with an immediate effect. The Supervisory Board of Orbis S.A. appointed, by virtue of the resolution dated March 15, 2006 concerning the appointment of a Member of the Management Board of the 6th tenure, Mr. Alain Billy as Member of Orbis S.A. Management Board as from March 20, 2006.

5. **Orbis S.A. debt**. On March 24, 2006, the Company Orbis S.A. incurred a loan from the Company Hekon Hotele Ekonomiczne S.A. in the amount of PLN 20,000 thousand to ensure better management of temporarily idle funds in the Group, instead of using a more expensive bank borrowing. The debt between Orbis S.A. and Hekon Hotele Ekonomiczne S.A. under the executed loan agreement does not bring about a growth in internal debt of the Orbis Group and doe not change the level of cash and cash equivalents in the Group.

President Jean Philippe Savoye comments:

The past quarter was, in my opinion, a successful one, despite a clear impact of seasonality on the generated results. In the hotel&tourist sector, the beginning of the year has traditionally been marked by less intense traffic. Nevertheless, the Orbis Group managed to generate a 18.2% growth in EBITDA against the comparable period of past year. It is also worthy of stressing that such performance is attributable to regular operating activities, and particularly to satisfactory results in the hotel segment. In the Hotel Group, we reported a rise in the occupancy rate by 3.6% points and in the Average Daily Rate by 4.3%, which was reflected in a nearly 15% increase in the Revenue per Available Room. The generally good economic conditions cannot be underestimated but I am of the opinion that the generated results betoken one of the first advantageous effects of the launched Hotel Group's strategy in the area of selling activities and re-organization.

2.2 Factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

In the Macro-economic Review published on April 18, 2006, the Ministry of Finance assesses that a high rate of the GDP growth in the 1st quarter of 2006 may equal as much as 5.2% yoy which, as compared to the preceding quarter, would translate into a growth by 1.2 percentage point. According to the Ministry of Finance, such a level of GDP growth will be impacted by the rate of growth of gross outlays on tangible assets as well as the rate of growth of households' consumption. The GDP level is the basic factor determining the demand in the tourist&hotel sector, its growth is reflected in the rise in the number of rooms sold to business clients in the 1st quarter of 2006 (7.4%).

The EUR/PLN exchange rate is of importance for the level of sales in hotel activities.. According to the figures of the National Bank of Poland (NBP), in the 1st quarter of 2006 the average EUR/PLN exchange rate stood at 3.831 and was by 4.9% lower as compared to the average EUR/PLN exchange rate in the 1st quarter of 2006 that stood at 4.0289. As compared to the 4th quarter of 2005, the EUR/PLN exchange rate declined by 2.2% which means that the negative impact of the drop in the EUR/PLN exchange rate on the level of sales of rooms in hotel activities as well as on sales generated from short-term car rental is getting limited from quarter to quarter. In the 1st quarter of 2006, the average USD/PLN exchange rate strengthened as compared to the 4th quarter of 2005 and stood at 3.1857 and 3.0709, respectively, thus translating into a growth by 3.7%. Low exchange rates of these two basic currencies exert an advantageous influence on sales results in the foreign outgoing tourist traffic segment of Orbis Travel.

Also, low inflation and increase in the employment level in the 1st quarter of 2006 represent beneficial factors improving the overall demand in this country, including demand for the services of the hotel & tourist sectors. The Ministry of Finance assesses the present dynamics of inflation growth as the lowest in the European Union member states. In the first two months of the current quarter, the level of employment was higher by 119 thousand persons, i.e. it grew by 2.5% as compared to the corresponding period of past year.

TOURIST TRAFFIC

Incoming traffic – as at the date of this report, no figures pertaining to the incoming traffic in the 1st quarter of 2006 have been published. The comments on this issue will be presented in the subsequent consolidated financial statements.

Outgoing traffic – as at the date of this report, no figures pertaining to the outgoing traffic in the 1st quarter of 2006 have been published. The comments on this issue will be presented in the subsequent consolidated financial statements.

COMPETITION

Hotel market – in the 1st quarter of 2006, the hotel market reported a continued (as compared to the preceding quarter) decline in the growth in the number of newly opened hotels. In this period, only one hotel was opened, located in Poznań. Despite this, competitors are active, particularly on the Warsaw market. In the current quarter of 2006, the share of Orbis Group hotels in the market (measured as a share in the number of available rooms) in major towns and cities was as follows: Warsaw 41%, Kraków 26%, Wrocław 45%, Poznań 60%, Tri-City 42%, Katowice 43% and Szczecin 44%.

Travel agents' market – this market is fragmented, with more or less 10 travel agents enjoying a significant position (holding approx. 20% market share), including Orbis Travel that is estimated to hold a 8-10% share in the tourist services segment and a 10-12% share in the transport tickets market. The change of principles governing cooperation between agents and airlines introduced in 2004, i.e., replacement of commissions with transaction fees applied by agents, did not have any adverse impact on this segment's sales due to high level of these fees. The performance of this market in the 1st quarter of 2006 was influenced, among others, by the stable situation on the international arena.

Transport market – the prevailing low rate of exchange of EUR against PLN, affecting short-term car rental, coupled with growing prices of fuel oil pushing up the costs of coach transport curb the growth in the level of revenues from this activity. However, these factors did not undergo any considerable changes as compared to the preceding quarter.

2.2.2 Internal factors

INVESTMENT PROGRAM

In the 1st quarter of 2006, the Orbis Group invested PLN 50,954 thousand. Major investment projects undertaken by the Group in this period included modernizations of the Grand Hotel in Sopot, Novotel Centrum in Gdańsk, Novotel Rondo in Katowice and Posjedon in Gdańsk as well as expenditure on the purchase of new cars and coaches.

Capital expenditure in the Orbis Group in PLN thousand.

Company name	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Orbis S.A.	26 950	4 836	457.,28%
Hekon - Hotele Ekonomiczne S.A.	117	76	53.,95%
PBP Orbis Group	160	701	-77.18%
Orbis Transport Group	23 727	11 179	112.25%
Orbis Kontrakty	0	-	-
UAB Hekon	0	0	0
Orbis Group	50 954	16 792	203.44%

EMPLOYMENT

Employment in the Orbis Group as at the end of March 2006 amounted to 6,066 full-time jobs and was lower by 8.78% as compared to the level of employment reported in the corresponding period of past year. Continued restructuring efforts in the Orbis Company brought about a decline in the employment level by 13.04%. Further restructuring of the Orbis Company is planned for subsequent periods, it will consist in the establishment of regional hotel services centers which will result in a further decline in the level of employment. The Orbis Transport Group reported a slight decrease in the employment level. However, employment in the developing company UAB Hekon went up. Employment levels in other companies did not change considerably.

Employment in the Orbis Group at the end of period

Company name	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Orbis S.A.	4 067	4 677	-13,04%
Hekon - Hotele Ekonomiczne S.A.	441	411	7,30%
PBP Orbis Group	556	536	3,73%
Orbis Transport Group	945	974	-2,98%
Orbis Kontrakty	4	-	-
UAB Hekon	53	46	15,22%
Orbis Group	6 066	6 644	-8,70%

STRATEGY

In March 2005, the Company's Management Board presented a new strategy of the Orbis Hotel Group for the years 2005-2009. This document is published in the Company's current report no. 10/2005 and is available on WWW site at www.orbis.pl .

- Modernization works are underway in the Grand Hotel in Sopot. Once modernization is completed, the hotel will turn into a luxurious 5-star hotel operating in the network under the Sofitel brand. The opening of the first hotel section is scheduled for July 2006, and the finalization of all works for the 4th quarter of this year.
- Second part of modernizations of Novotel Centrum Katowice and Novotel Gdańsk have commenced. Following the works, at the end of the 1st quarter of 2006 hotel rooms were re-redesigned according to the new "Novotel Novation" standard, which – we hope – will have a beneficial impact on the quality of provided services and clients' satisfaction.
- Demolishing works in the Solec Hotel in Warsaw have come to an end. The hotel will be replaced with a new establishment of the Etap brand. The Reda and Tranzyt hotels are being modernized. Works in the Tranzyt hotel are planned to finish in the end of the 3rd quarter 2006. This will be the first hotel of the Orbis Hotel Group to be opened under the new brand on the Polish market, i.e. Etap. Preparatory works for the construction of a few other hotels of the Etap brand are being continued, in accordance with the Company's strategy.
- The implementation of the project of centralization of financial & accounting services in the Western Region (Wrocław) has been commenced as part of the establishment of the regions in the Orbis Hotel Group,. In April 2006, regional services took over the functions from 9 hotels. This is the second Region (the first one is the Southern Region - Kraków) where organizational changes have been initiated.

SALES OF SERVICES VIA THE INTERNET

In the 1st quarter of 2006, the number of rooms sold using OrbisOnLine system grew twice as compared to the 1st quarter of 2005. The system is used by individual clients, corporate clients and travel agents that appreciate this convenient and safe reservation tool.

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

Favorable GDP rates reported in the 1st quarter of 2006 confirm the assumptions of the Ministry of Finance made on the basis of projections for Poland (prepared by the European Commission, International Monetary Fund, OECD, IN) concerning further economic growth. This year's economic growth may be by 1% higher than in 2005. The increase in domestic demand combined with growing individual consumption (resulting from the valorization of disability and old-age benefits in 2006), direct payments for farmers and growth in wages and salaries) and growing investments constitute the main factors of further economic growth. Moreover, the Ministry of Finance expects better use of EU structural funds in the current year.

According to the estimates of the European Commission, the forthcoming years should witness, thanks to better economic conditions, a decline in the unemployment rate by approx. 2 percentage points. The high unemployment rate reported in Poland (one of the highest in the EU member states) will stand at approx. 15% despite the projected drop. The level of the unemployment rate is the outcome of the disadvantageous demographic trend prevailing in this country and unfinished restructuring processes in the agriculture and industry. However, progress in the reduction of unemployment is clear, and its impact on the sale of hotel&tourist services should be assessed favorably.

The European Commission estimates the economic growth in the European Union in 2006 at the level of 1.9% (in the Euro-zone) and at 2.1% in 25 EU member states. These results are better than in the preceding year. The optimistic forecasts of the Commission should be reflected in the growing demand for tourist services in Poland, both in the business and individual client sectors.

TOURIST TRAFFIC

Incoming traffic – According to the projections of the Institute of Tourism, the annual average growth in the number of tourists visiting Poland will amount to over 5% until the year 2007, and the most significant increase in the number of arrivals may be expected from Germany and other "15" European Union member states. According to the assumptions of the Institute of Tourism, the number of arrivals from typically tourist and business sectors will be on the rise, but other sectors (visiting relatives or shopping visits) will lose on significance.

Outgoing traffic – According to the forecasts of the Institute of Tourism, the number of travels abroad should go up in forthcoming years and may reach the level of 6.7 million in 2006, which would translate into a 4.7% growth as compared to the year 2005.

Domestic tourism – The Institute of Tourism projects a prevailing downwards trend in domestic travels. This drop concerns predominantly short-term travels and is estimated at approx. 8.7%. Long-term travels should remain at the present level.

COMPETITIVE ENVIRONMENT

Hotel market – New, mainly higher standard hotels are planned to be opened in major Polish towns and cities in the current year. However, the scale of new openings will be smaller than in the preceding years. The economy hotel networks, competitive for the Orbis Hotel Group, announce the development of their offers but the details are not known.

Travel agents' market – favorable economic situation in Poland and the consequent improvement of citizens' optimism should result in an increase in demand for tourist services in 2006. This, however, involves intensified campaigns, such as promotions, discounts and rebates, launched by competitive players. The position of Internet travel agencies continues to develop and strengthen. Orbis Travel also strengthens its position.

Transport market – the year 2006 may witness continued intensification of competition in this sector because, although the market is saturated, the threshold for joining this industry is low, which relates to a drop in profitability of all carriers. In connection with considerable diversification of the market, all carriers reported drops in sales. The Great Britain destination, that used to be developing most dynamically, has stabilized.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the 1st quarter of 2006, the Management Board of the Company shall comment on the projected 2005 EBITDA result for the companies Orbis S.A. and Hekon Hotele Ekonomiczne S.A.
The projection published in March 2005 forecasts the total 2006 EBITDA for the two companies to amount to PLN 188.9 million. This figure surpasses the figure projected for the year 2005 by 21.5%. Following analysis of the results for 3 months of 2006, the Management Board of the Company informs that in the period concerned the EBITDA of the above companies amounted to PLN 14,740 thousand, which means a 58.8% growth as compared to the comparable period of the preceding year. This amount was generated as a result of regular operating activities. The results for the 1st quarter do not suffice to assess whether the result projected for the entire year has changed, or not.

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the Group

Orbis S.A. is the Group's parent company.

The below-presented data concern the share of equity, share of voting rights at the general meeting and core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

Subsidiary companies, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	Business operations	Associated companies, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	Business operations
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games of chance
Orbis Transport Sp. z o.o.	directly 98,3%	directly 98,3%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
AutoOrbisBus Sarl	indirectly 98,3%	indirectly 98,3%	promotion and communications				
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agent				
Inter Bus Sp. z o.o.	indirectly 69,40%	indirectly 69,40%	coach transport				
Capital Parking Sp. z o.o.	indirectly 66,84%	indirectly 66,84%	rental of parking lots				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiary companies as well as long-term investments, restructuring and discontinuing of operations

Information about significant events in the Group companies:

No changes in the composition of the Orbis Group, increase or decreases of the capital occurred in the period covered by these financial statements

3.3 Consolidated companies and companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	Share in management	% share in net revenues	% share in the balance sheet total
Orbis S.A.			
	Subsidiary companies		
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,02	0,19
	Associated companies		
PH Majewicz Sp. z o.o.	49%	1,52	0,14
Orbis Transport Sp. z o.o.			
	Subsidiary companies		
AutoOrbisBus Sarl	100%	0,41	0,44
TOTAL		1,95	0,77

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the group

In PLN thousand	3 months ended March 31,2006	3 months ended March 31,2005	% change - 2006 versus 2005
Net sales of services, products, merchandise and raw materials	192 689	186 368	3,39%
% share in total revenues	**94,67%**	**94,05%**	0,66%
Cost of goods sold	(157 250)	(162 964)	-3,51%
Selling and marketing costs	(8 657)	(10 071)	-14,04%
Administrative expenses	(35 434)	(32 633)	8,58%
of which:			
-depreciation & amortization	(24 757)	(27 771)	-10,85%
- staff costs	(66 650)	(56 869)	17,20%
- outsourced services	(61 240)	(47 483)	28,97%
% share in total costs	**93,51%**	**95,28%**	-1,86%
Other operating income	6 966	8 046	-13,42%
Other operating expenses	(8 183)	(3 921)	108,70%
Operating profit - EBIT	**-9 869**	**(15 175)**	
Gain (loss) on the sale of subsidiaries, affiliates and associated companies	0	13	
Other finance income	3 271	3 479	-5,98%
Finance costs	(5 791)	(6 272)	-7,67%
Share of net profits (losses) of associated companies	607	245	147,76%
Profit (loss) before tax	**(11 782)**	**(17 710)**	
Income tax	1 260	(1 128)	-211,70%
Losses from discontinued operations			
Net profit (loss)	**(10 522)**	**(18 838)**	-44,14%
EBIT margin (EBIT/Revenues)	-5,12%	-8,14%	-37,10%
EBITDA	**14 888**	**12 596**	18,20%
EBITDA margin (EBITDA/Revenues)	7,73%	6,76%	14,32%

Sales of the Group grew by 3.4% in the current quarter.

Sales of the Orbis Hotel Group (including consolidation between Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) rose by 4.8% in the 1st quarter of 2006 which is predominantly a result of good results reported by economy hotels.

The PBP Orbis Group reported a 1.5% growth in sales in the current quarter of 2006.

The Orbis Transport Group reported a 2.8% decline in sales.

The Orbis Hotel Group exerts most considerable impact on sales level owing to the scale of its operations.

Sales of the Group are the outcome of results generated by all the business segments of the Group including elimination adjustments.

The below presented (and in point 4.3) net sales generated by individual business segments are presented in their respective values before consolidation adjustments, in accordance with IAS 14.
The results of the current quarter were most considerably impacted by the following figures and events:

- In the hotels & restaurants segment – a growth in net sales by 5.38% was reported (see: point 4.3: Hotels & restaurants segment). Orbis S.A. generated sales at the level of PLN 112,544 thousand, which translates into a 2.2% growth against the 1st quarter of 2005. Sales of the company Hekon-Hotele Ekonomiczne S.A. totaled PLN 24,042 thousand, and were by 17.9% higher than in the 1st quarter of past year. The growth was achieved due to higher occupancy rate in Hekon hotels and an increase in sales generated by the company on the Kraków market. Revenues of the company UAB Hekon amounted to PLN 1,980 thousand and were by 41.2% higher than in the corresponding period of the preceding year. In the current quarter, sales of the Orbis Hotel Group were also impacted by the results of the company Orbis Kontrakty which generated sales of PLN 1,350 thousand.

Improvement in sales of the hotels & restaurants segment was achieved in the setting of increased occupancy rate in the 1st quarter of 2006, accompanied by a significant increase in the Average Daily Rate (by 4.3%).

- In the tourism segment - sales grew by 1.5% as compared to the 1st quarter of 2005 (see point 4.3: Tourism segment). The rise reported in this segment was, first and foremost, attributable to a growth in sales of foreign outgoing traffic and an increase in sales of travel services. This segment's result was adversely impacted by: deteriorated sales in incoming traffic, due to the fact that foreign business partners commenced to cooperate directly with hotels as well as owing to unfavorable exchange rates.

- In the current quarter, the company Orbis Transport generated a growth in sales in nearly all lines of its operations. However, as a result of the consolidation of the companies Inter Bus, Capital Parking and PKS Tarnobrzeg in the Orbis Transport Group, the Orbis Transport Group reported a drop in net sales by 2.8% as compared to the 1st quarter of 2005 (see point 4.3.: Transport segment).

Cost of goods sold of the Group in the 1st quarter of 2006 declined by 3.5% as compared to the 1st quarter of past year, which was attributable, among others, to a reduced number of hotels. In 2005, the number of hotels belonging to the Orbis Group went down by 6 (the Europejski Hotel in Warsaw; the Solec Hotel in Warsaw will be demolished and a new hotel to be erected on the site will operate under the Etap brand; the Grand Hotel in Sopot has been closed down – one re-opened, it will operate as a Sofitel; the following hotels: Tranzyt in Częstochowa, Wanda in Kraków and Reda in Szczecin have been liquidated, after re-opening, they will operate under the Etap brand).

Other operating income of the Orbis Group, by 13.4% lower than in the 1st quarter of 2005, included mainly the used provisions related to employee benefits (in the Orbis Company), grants and indemnities received by the Orbis Transport Group.

Selling and marketing costs of the Group went down by 14.0% which was, first and foremost, brought about by a decline in selling expenses in the Orbis Company (these expenses dropped by 24.7%).

Administrative expenses of the Group grew by 8.6%, with the most significant impact exerted by the Orbis Company where administrative expenses rose by 9.9%. The increase in the parent company was related to higher costs of maintaining an administrative and managerial positions than in the 1st quarter of 2005.

Other operating expenses of the Group were by 108.7% higher than in the 1st quarter of 2005. The most significant impact on these expenses was exerted by Orbis S.A., the company that reported a 128.1% growth connected, among others, with a growth in costs resulting from planned changes in employment.

Operating profit (EBIT) generated by the Group closed with a loss of PLN 9,869 thousand and improved by 35% as compared to the corresponding period as a result of better sales and lower cost of goods sold as well as selling and marketing costs.

Operating profit before depreciation and amortization (EBITDA) totaled PLN 14,888 thousand and was by 18.2% higher than the past year's figure.

Other finance income, slightly lower (by 6.0%) as compared to the 1st quarter of 2005, is dominated by revenues of exchange offices and interest on bank deposits as well as foreign exchange gains.

Finance costs, that declined by 7.7% in the current quarter, included predominantly interest on borrowings.

As a result of all the above-mentioned items in the 1st quarter of the current year the Group generated the net loss of PLN 10,522 thousand, i.e. which translated into an improvement by 44.1% against the corresponding period of 2005.

Revenues and results per segment of activity of the Group are presented in point 4.3 of this report.

Company name	3 months ended March 31,2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Orbis S.A.			
Net sales of services	112 544	110 165	2,2%
Operating profit (loss) (EBIT)	(10 577)	(16 307)	-35,1%
Operating profit (loss) before depreciation and amortization (EBITDA)	6 646	4 277	55,4%
Net profit (loss)	(12 462)	(18 462)	-32,5%
Hekon - Hotele Ekonomiczne S.A.			
Net sales of services	24 042	20 393	17,9%
Operating profit (loss) (EBIT)	7 476	5 482	36,4%
Operating profit (loss) before depreciation and amortization (EBITDA)	9 847	8 011	22,9%
Net profit (loss)	6 959	2 959	135,2%
PBP Orbis Group			
Net sales of services	25 205	24 834	1,5%
Operating profit (loss) (EBIT)	(5 000)	(3 757)	33,1%
Operating profit (loss) before depreciation and amortization (EBITDA)	(4 356)	(2 977)	46,3%
Net profit (loss)	(4 637)	(3 516)	31,9%
Orbis Transport Group			
Net sales of services	32 027	31 719	1,0%
Operating profit (loss) (EBIT)	(457)	2 565	-117,8%
Operating profit (loss) before depreciation and amortization (EBITDA)	3 733	6 098	-38,8%
Net profit (loss)	(1 262)	1 247	-201,2%
Orbis Kontrakty			
Net sales of services	1 350		
Operating profit (loss) (EBIT)	1 161		
Operating profit (loss) before depreciation and amortization (EBITDA)	1 164		
Net profit (loss)	947		
UAB Hekon*			
Net sales of services	1 980	1 402	41,2%
Operating profit (loss) (EBIT)	(726)	(1 279)	-43,2%
Operating profit (loss) before depreciation and amortization (EBITDA)	(395)	(930)	-57,5%
Net profit (loss)	(679)	(1 322)	-48,6%

* Novotel Vilnius has been in operation since April 1, 2004.

4.2 Seasonality or cyclicality of operations

Annual sales of the Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is a consecutive, second quarter in terms of share in sales, the 4th quarter is ranked as the third and the 1st quarter as the last one. The same sequence of share contributed by individual quarters of the year to annual sales is observed in all segments of operations.

Traditionally, the 1st quarter of the quarter in which the smallest share of annual sales of the Group is generated. In this period, due to weather conditions, tourists make few trips in Poland while in part of foreign countries that might serve as destinations for recreation-seekers, the season has not started yet.

	Consolidated result		Hotels & restaurants		Tourism		Transport	
	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues
I quarter 2004	178 647	19,0%	134 939	19,9%	20 800	11,6%	22 908	18,9%
II quarter 2004	278 305	29,5%	196 216	29,0%	50 761	28,3%	31 328	25,8%
III quarter 2004	312 672	33,2%	197 149	29,1%	78 671	43,8%	36 852	30,4%
IV quarter 2004	205 324	21,8%	148 239	21,9%	29 200	16,3%	27 885	23,0%
I quarter 2005	191 709	39,3%	132 906	39,4%	24 836	32,0%	33 967	46,3%
II quarter 2005	296 352	60,7%	204 254	60,6%	52 777	68,0%	39 321	53,7%
III quarter 2005	333 155	40,6%	200 371	37,3%	81 869	51,3%	50 915	41,0%
IV quarter 2005	255 664	28,9%	174 943	30,2%	36 471	21,3%	44 250	32,9%
I quarter 2006	198 270	25,2%	140 062	27,2%	25 208	17,6%	33 000	25,7%

4.3 Segment revenue and segment result for individual business segments

Results per business segments

in PLN thousand	3 months ended March 31,2006	3 months ended March 31, 2005	% change - 2006 versus 2005	3 months ended March 31,2006	3 months ended March 31, 2005	% change - 2006 versus 2005	3 months ended March 31,2006	3 months ended March 31, 2005	% change - 2006 versus 2005
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	143 356	133 917	7,05%	1 312	3 666	-64,21%	144 668	137 583	5,15%
Tourism	25 283	24 321	3,96%	172	1 119	-84,63%	25 455	25 440	0,06%
Transport	36 309	38 219	-5,00%	555	474	17,09%	36 864	38 693	-4,73%
Consolidation	204 948	196 457	4,32%	2 039	5 259	-61,23%	206 987	201 716	2,61%

in PLN thousand	3 months ended March 31,2006	3 months ended March 31, 2005	% change - 2006 versus 2005
	Profit (loss) from continuing operations		
Hotels & restaurants	24 833	12 989	91,18%
Tourism	57	900	-93,67%
Transport	2 620	6 221	-57,88%
Consolidation	27 510	20 110	36,80%

DETAILED RESULTS PER SEGMENT

Segment: Hotels & restaurants

The business segment „Hotels & restaurants" comprises the results of companies Orbis S.A., Hekon Hotele Ekonomiczne S.A. and UAB Hekon. In 2006, the results generated by the company Orbis Kontrakty were added to the results of the above mentioned companies

In accordance with the requirements of International Accounting Standards, the business sector is recognized as an operating result of revenues and expenses of individual companies belonging to the segment, net of consolidation adjustments.

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Total revenues, of which:	**144 668**	**137 583**	5,15%
Net sales	140 062	132 906	5,38%
Other operating income	4 606	4 677	-1,52%
Total expenses, of which:	**(119 835)**	**(124 594)**	-3,82%
Cost of goods sold	(106 262)	(113 170)	-6,10%
Selling costs	(6 616)	(8 290)	-20,19%
Other operating expenses	(6 957)	(3 134)	121,98%
Operating profit - EBIT	**24 833**	**12 989**	

Consolidation adjustments included, the results of the Hotels & restaurants segment for the 1st quarter of 2006 are as follows:

in PLN thousand	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Net sales of products, merchandise and raw materials	138 750	132 350	4,84%
Cost of goods sold	(105 034)	(113 170)	-7,19%
Gross profit (loss) on sales	**33 716**	**19 180**	-75,79%
Other operating income	3 274	2 836	15,44%
Selling and marketing costs	(6 607)	(8 290)	-20,30%
Administrative expenses	(27 424)	(24 459)	12,12%
Other operating expenses	(6 957)	(3 134)	121,98%
Operating profit (loss) EBIT	**(3 998)**	**(13 867)**	
Other operating income	759	1 463	-48,12%
Finance costs	(3 534)	(4 049)	-12,72%
Gain (loss) on sale of all or part of interests in subsidiaries, affiliates and associated companies	0	13	-100,00%
Share of net profits (losses) of associates	0	0	0,00%
Profit (loss) before tax	**(6 773)**	**(16 440)**	58,80%
Income tax	1 538	263	484,79%
Net profit (loss)	**(5 235)**	**(16 703)**	68,66%
EBITDA	**15 930**	**9 284**	71,59%

The results of the company Orbis Kontrakty excluded, figures for 3 months ended March 31, 2006 are as follows:

in PLN thousand	**3 months ended March 31, 2006**
Net sales of products, merchandise and raw materials	137 400
Net profit (loss)	(6 208)
EBITDA	**14 740**

Operating results of Orbis Hotel Group* in the 1st quarter of 2006

	3 months ended March 31, 2006	**3 months ended March 31, 2005**	**% change - 2006 versus 2005**
Occupancy rate	39,20%	35,70%	3,6 pp
Average Daily Rate (ADR) in PLN	204,3	195,8	4,3%
Revenue per Available Room (RevPAR) in PLN	80,1	69,8	14,8%
Number of rooms sold	379 195	369 687	2,6%
Number of rooms**	10 743	11 517	-6,7%
% structure of rooms sold			**change in % points**
Poles	53,06%	49,33%	3,7 pp
Foreigners	46,94%	50,67%	-3,7 pp
Business clients	72,13%	68,87%	3,3 pp
Tourists	27,87%	31,13%	- 3,3 pp

* The table presents cumulative results of hotels belonging to the companies Orbis S.A. and Hekon-Hotele Ekonomiczne S.A.
** Number of rooms as at the end of March 2006 and 2005.

In the 1st quarter of 2006, the Orbis Hotel Group achieved a 2.6% growth in the number of rooms sold as compared to the 1st quarter of 2005 and sold 379,195 rooms. Over this period, sales to Poles grew by 10.3% while sales to foreigners dropped by 5%. Also, the business sector reported a growth in sales by 7.4% but, at the same time, sales to tourists declined (by 8.2%). In the current quarter, the Average Daily Rate (ADR) grew significantly – up to the level of PLN 204.3, i.e. by 4.4% as compared to the corresponding period. 11 hotels belonging to the companies Orbis S.A. and Hekon Hotele Ekonomiczne publish their rates in EUR, also the segment of foreign incoming tourist groups is contracted in EUR. The growth in the occupancy rate, in the Average Daily Rate and in the number of rooms sold allowed the Orbis Hotel Group to achieve a 14.8% growth in the Revenue per Available Room (RevPAR).

Operating results of Orbis S.A. in the 1st quarter of 2006

	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Occupancy rate	36,00%	33,10%	2,8 pp
Average Daily Rate (ADR) in PLN	205,2	194,5	5,5%
Revenue per Available Room (RevPAR) in PLN	73,8	64,4	14,6%
Number of rooms sold	298 713	298 237	0,2%
Number of rooms	9 230	10 009	-7,8%
% structure of rooms sold			**change in % points**
Poles	53,90%	49,90%	4,0 pp
Foreigners	46,10%	50,10%	-4,0 pp
Business clients	74,20%	69,70%	4,5 pp
Tourists	25,80%	30,30%	- 4,5 pp

* Number of rooms as at the end of March 2006 and 2005.

In the 1st quarter of 2006, the hotels of Orbis Company recorded an increase in occupancy rate by 2.8 percentage points as compared to the corresponding period of 2005, and a growth in the Average Daily Rate (ADR) by 5.5 percent. The reported growth in the Average Daily Rates (in both the business and tourist segments) represented one of the factors contributing to the increase in Revenue per Available Room (RevPAR) that amounted to 14.6%. This figure was also impacted by an increased number of rooms sold to guests from Israel, Switzerland, Hungary and Poland. A drop in sales was reported in the group of guests from Spain, Germany, Scandinavia and North America, without however, exerting a negative influence on the level of quarterly results of hotels.

Operating results of Hekon Hotele Ekonomiczne S.A. in the 1st quarter of 2006

	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Occupancy rate	59,10%	52,50%	6,6 pp
Average Daily Rate (ADR) in PLN	201,1	201,2	-0,1%
Revenue per Available Room (RevPAR) in PLN	118,9	105,6	12,6%
Number of rooms sold	80 482	71 450	12,6%
Number of rooms	1 513	1 513	0%
% structure of rooms sold			**change in % points**
Poles	49,96%	46,93%	3,0 p.p.
Foreigners	50,04%	53,08%	-3,0 p.p.
Business clients	64,44%	65,40%	-1,0 p.p.
Tourists	35,56%	34,60%	1,0 p.p.

* Number of rooms as at the end of December 2005 and 2004.

In the 1st quarter of the current year, the Hekon – Hotele Ekonomiczne Group reported a growth in nearly all indexes as compared to the corresponding period of the year 2005. An increase were reported in the occupancy rate (by 6.6 percentage points), the Revenue per Available Room (RevPAR) went up by 12.6% and so did the number of rooms sold (also by 12.6%). All hotels of the Group reported a rise in the occupancy rate. In the current quarter, the guests from Poland contributed a similar share to the RevPAR as the guests from abroad. If broken down to the business and tourist sectors, the former sector contributes the prevailing share to the RevPAR.

Operating results of UAB Hekon in the 1st quarter of 2006.

The Novotel Vilnius in Vilnius, Lithuania, is the first - and so far the only - hotel of the Orbis Hotel Group located outside Poland. It belongs to the company UAB Hekon. In the 1st quarter of 2006, the company reported a growth

in all indexes as compared to the 4th quarter ended March 31, 2005. The occupancy rate grew by 12,1 percentage points, the Average Daily Rate (ADR) increased 7.6% and amounted to LTL 251.1 (i.e. PLN 279.6), while the hotel's RevPAR stood at LTL 95.3 (i.e. PLN 106.1), that is to say the RevPAR went up by 57.9%. Also, the number of rooms sold rose by 46.7% to reach 5,431 rooms.

Segment operating result per hotel brands

BRAND	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Sofitel			
Occupancy rate	45,30%	38,40%	6,9pp
Average Daily Rate (ADR) in PLN	295,3	323,2	-8,6%
Revenue per Available Room (RevPAR) in PLN	134	124	7,8%
Number of rooms sold	13 895	11 776	18,0%
Number of rooms	341	341	0,0%
Novotel			
Occupancy rate	38,50%	32,60%	5,9pp
Average Daily Rate (ADR) in PLN	225,8	221,6	1,9%
Revenue per Available Room (RevPAR) in PLN	87	72	20,5%
Number of rooms sold	113 295	95 926	18,1%
Number of rooms	3 272	3 273	0,0%
Mercure			
Occupancy rate	41,30%	40,40%	0,9pp
Average Daily Rate (ADR) in PLN	244,1	227,9	7,1%
Revenue per Available Room (RevPAR) in PLN	101	92	9,7%
Number of rooms sold	66 316	64 784	2,4%
Number of rooms	1 783	1 783	0,0%
Orbis Hotels			
Occupancy rate	33,10%	32,00%	1,1pp
Average Daily Rate (ADR) in PLN	164,8	157,6	4,6%
Revenue per Available Room (RevPAR) in PLN	55	50	8,1%
Number of rooms sold	128 124	146 334	-12,4%
Number of rooms	4 307	5 080	-15,2%
Ibis Hotels			
Occupancy rate	58,40%	50,60%	7,8pp
Average Daily Rate (ADR) in PLN	190,9	191,3	-0,2%
Revenue per Available Room (RevPAR) in PLN	111	97	15,1%
Number of rooms sold	62 996	54 568	15,4%
Number of rooms	1 199	1 199	0,0%
Upper-scale and mid-scale hotels ***(Sofitel, Novotel, Mercure, Orbis Hotels)***			
Occupancy rate	36,80%	33,80%	3,0pp
Average Daily Rate (ADR) in PLN	208,2	197,3	5,5%
Revenue per Available Room (RevPAR) in PLN	77	67	15,0%
Number of rooms sold	321 630	318 820	0,9%
Number of rooms	9 703	10 477	-7,4%
Economy class hotels ***(Ibis)***			
Occupancy rate	58,40%	50,60%	7,8pp
Average Daily Rate (ADR) in PLN	190,9	191,3	-0,2%
Revenue per Available Room (RevPAR) in PLN	111	97	15,1%
Number of rooms sold	62 996	54 568	15,4%
Number of rooms	1 199	1 199	0,0%

Segment: Tourism:

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Total revenues, of which:	**25 455**	**25 440**	0,06%
Net sales	25 208	24 836	1,50%
Other operating income	247	604	-59,11%
Total expenses, of which:	**(25 398)**	**(24 540)**	3,50%
Cost of goods sold	(23 222)	(22 880)	1,49%
Selling costs	(1 905)	(1 514)	25,83%
Other operating expenses	(271)	(146)	85,62%
Operating profit - EBIT	57	900	-93,67%

The number of person s to whom Orbis Travel provided services grew by 19% as compared to the figures covering the 1st quarter of 2005, moreover, the number of trips abroad sold grew significantly – by 66%. High dynamics of the growth of the Company's own product, ZWT, strengthens the position of the PBP Orbis Travel Group on the touroperators' market. The Travel Time brand, launched three years ago, continues to be advantageously assessed which is reflected, among others, in a more than a double growth (202%) in sales as compared to the preceding year. New catalogues (products): FAMILIADA – the offer addressed at families with children (2+1, 2+2, etc.) and PANORAMIC – the catalogue with flight and coach trips combining leisure with sightseeing, gained recognition among both the clients and agents.
On the other hand, a drop was reported in the number of foreign tourists visiting Poland – by 8% (9.8 thousand persons). The drop results from the fact that foreign business partners commence to cooperate directly with Polish hotels.

Segment: Transport

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Total revenues, of which:	**36 864**	**38 693**	-4,73%
Net sales	33 000	33 967	-2,85%
Other operating income	3 864	4 726	-18,24%
Total expenses, of which:	**(34 244)**	**(32 472)**	5,46%
Cost of goods sold	(33 045)	(31 471)	5,00%
Selling costs	(244)	(281)	-13,17%
Other operating expenses	(955)	(720)	32,64%
Operating profit - EBIT	**2 620**	**6 221**	**-57,88%**

In the 1st quarter of 2006, Orbis Travel coaches transported 54.9 thousand persons, i.e. by 4.1% more than in the corresponding period of past year. Also, a 2.7%% rise was reported in the number of kilometers covered, the said number reached the level of 4,266 thousand. As regards short-term car rental run under the Hertz Rent-a-Car brand (40% share in the business clients' market in Poland), sales went up by 17%, also the number of rented cars rose to reach 2,927 (growth by 23%). As regards operations of Hertz Lease, dealing with the lease of vehicles, a growth in the number of leased vehicles was reported in this period up to 1,491, which translated into a growth by 22% as compared to the 1st quarter of 2005.

5. BALANCE SHEET OF THE GROUP

In PLN thousand	As at March 31,2006	As at Dec. 31, 2005	% change in 3 months ended March 31, 2006	As at March 31, 2005	% change in 12 months ended March 31, 2006
Non-current assets	2 002 965	1 984 825	0,91%	1 965 577	1,90%
% share in the balance sheet total	90,78%	90,07%		90,91%	
Current assets	203 479	218 820	-7,01%	196 601	3,50%
% share in the balance sheet total	9,22%	9,93%		9,09%	
TOTAL ASSETS	2 206 444	2 203 645	0,13%	2 162 178	2,05%
Shareholders' equity of the parent	1 632 875	1 640 440	-0,46%	1 574 115	3,73%
% share in the balance sheet total	74,00%	74,44%		72,80%	
Minority interests	1 814	2 022	-10,29%	1 719	5,53%
% share in the balance sheet total	0,08%	0,09%		0,08%	
Non-current liabilities and provisions	388 134	377 475	2,82%	427 635	-9,24%
- of which: borrowings	279 127	267 358	4,40%	285 438	-2,21%
% share in the balance sheet total	17,59%	17,13%		19,78%	
Current liabilities and provisions	183 621	183 708	-0,05%	158 709	15,70%
- of which: borrowings	46 243	43 001	7,54%	4 052	1041,24%
% share in the balance sheet total	8,32%	8,34%		7,34%	
TOTAL EQUITY AND LIABILITIES	2 206 444	2 203 645	0,13%	2 162 178	2,05%
Debt/total capital employed ratio	19,93%	18,92%		18,39%	
Debt ratio (total liabilities/total assets ratio)	25,91%	25,47%		27,12%	

5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment – chiefly hotel buildings, premises and civil and marine engineering objects, land and rights to perpetual usufruct of land. The second most significant item is intangible assets. No exceptional events occurred in the 1st quarter of 2006 that would affect the level of tangible assets.

5.2 Current assets

Current assets comprise chiefly cash on bank accounts (33.8%), trade receivables (32.4%), including predominantly taxes, customs duties and social security receivable, settlements with employees and other current receivables (25.7%). At the end of the period concerned, financial assets at fair value through profit or loss totaled only PLN 118 thousand. A considerable decline in this line as compared to comparable periods is a result of the sale, in the 1st quarter of 2006, of all securities held by the parent company as at the end of 2005.

5.3 Non-current liabilities and provisions

Non-current liabilities and provisions are dominated by borrowings accounting for 71.9% of the total value of this item. The most significant item of provisions, i.e. the deferred income tax provision, represents also the second most considerable item of non-current liabilities and provisions. Other items contribute a much lesser share to the total and did not undergo changes as compared the 1st quarter of 2005.

5.4 Current liabilities and provisions

Current liabilities and provisions are dominated by trade payables accounting for 34.9% of the total. The second most important item is other current payables, comprising chiefly public law liabilities. Borrowings account for 25.2% of the total value of non-current liabilities and provisions and, as compared to the 1st quarter of 2005, grew predominantly by the amount of the loan incurred by the Orbis Company in November 2005.

5.5 Borrowings

Creditor	Amount of borrowings with maturity at the balance sheet date		Current borrowings	Non-current borrowings	
	PLN	EUR		with maturity of 1 to 3 years	with maturity of over 3 years
BWE -24/ORB	1 374		729	645	
Credit facility agreement with Bank Handlowy, Société Générale, Bank Zachodni WBK and Calyon	277 739		43 667	77 307	156 765
Kredyt Bank Ciechanów	1 193		597	596	
Kredyt Bank S.A.	45 064		1 250	43 814	
TOTAL:	325 370	0	46 243	122 362	156 765

5.6 Changes in estimates of amounts

Titles for major changes	As at March 31, 2006	As at Dec.31, 2005	% change in 3 months ended March.31, 2006
DEFERRED TAX PROVISION AND ASSETS			
1. Deferred tax provision	63 164	63 041	0,20%
2. Deferred tax assets	70 976	68 885	3,04%
PROVISIONS FOR LIABILITIES			
1. Provision for jubilee awards and retirement obligations	44 232	46 871	-5,63%
- created	0	2 235	
- used	(2 639)	(1 866)	
- released		0	
2. Provision for liabilities arising from court litigations	104	119	-12,61%
- created	0	40	
- used	(15)	0	
- released	0	0	
3. Provision for restructuring costs	3 081	3 708	-16,91%
- created	24	3 708	
- used	(651)	(5 303)	
- released	0	(3 392)	
IMPAIRMENT OF ASSETS			
1. impairment of financial non-current assets	6 399	5 836	133,72%
- created	563	0	
- used	0	(634)	
- reversed	0	0	
2. impairment of property, plant and equipment	262 065	261 520	0,21%
- created	545	159	
- used	0	(5 912)	
- reversed	0	0	

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group,

As at March 31, 2006, the following changes in contingent assets and liabilities have been reported since the end of the last financial year:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 12 months ended Dec. 31, 2005	Financial terms and other remarks
		Issued by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. under the guarantee issued by the bank (guarantee no. 2/2000 dated Feb. 7, 2000, annex no. 1 dated Feb. 27, 2004)	Bank BHP PBK S.A. with corporate seat in Kraków	"Orbis Casino" Sp. z o.o. - associated company	Apr. 13, 2007	0	-1 959	Validity date as per date of validity of the declaration on submission to enforcement procedure
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec.1 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associated company	Dec. 6, 2008	2 000 000	2 000	Validity date as per date of validity of the declaration on submission to enforcement procedure, the surety is valid for an indefinite period.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec.9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associated company	Dec. 8, 2008	2 000	2 000	Validity date as per date of validity of the declaration on submission to enforcement procedure, the surety is valid for an indefinite period.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the investment credit facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associated company	Dec. 31, 2012	1 000	1 000	Validity date as per date of validity of the declaration on submission to enforcement procedure, the surety is valid for an indefinite period.
		Issued by PBP Orbis Sp. z o.o.				
bank guarantee	PP Porty Lotnicze ul. Żwirki i Wigury 1 00-906 Warszawa		Oct. 18, 2006	6	0	
bank guarantee	PP Porty Lotnicze ul. Żwirki i Wigury 1 00-906 Warszawa		Sept. 19, 2006	13	13	
bank guarantee	Blue City		March 3, 2009	10	0	
bank guarantee	Gullivers Travel Associates		Sept. 1, 2006	15	0	
bank guarantee	Lufthansa German Airlines		May 15, 2006	33	0	
bill of exchange	Kredyt Bank S.A.		June 30, 2005	4 500	0	
bill of exchange	Polski Express sp.z o.o. w warszawie		indefinitely	100	0	
bill of exchange	Orbis S.A.			2 400	2 400	
		Issued by Hekon Hotele Ekonomiczne S.A.				
Guarantee for the credit facility of PLN 500 mln	Bank Handlowy and Sociele Generale (Main Appointed Arrangers), BZ WBK Calyan (Arrangers)	Orbis SA	7years with 2 options of deferment of the repayment date by a year	500	500	
			TOTAL:	12 577	5 954	

6. CASH FLOWS IN THE ORBIS GROUP

In PLN thousand	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Cash flows from operating activities	(10 634)	1 420	-848,87%
Cash flows from investing activities	(12 815)	(6 164)	-51,90%
Cash flows from financing activities	10 493	404	-96,15%
Total net cash flows	**(12 956)**	**(4 340)**	
Cash and cash equivalents at the end of period	68 744	35 922	91,37%

6.1 Operating activities

The main reason that brought about negative cash flows from operating activities was the loss for the 1st quarter of 2006 generated by the Group. Most substantial positive adjustments related to the operating activities concerned, as usual, depreciation and interest. Major negative adjustments included, first and foremost, changes in the balance of receivables and prepayments and advances, as well as a change in the balance of current liabilities, with the exception of borrowings and a change in inventories.

6.2 Investing activities

Most important items, on both the revenues and expenditures side, related to investments in securities made by Orbis S.A. and Hekon Hotele Ekonomiczne S.A. Expenditures on property, plant and equipment as well as intangible assets incurred mainly by the parent company represented significant items of capital expenditure.

6.3 Financing activities

Positive cash flows from financing activities, generated mainly by the companies Orbis Transport and PBP Orbis Travel (similarly as in the comparable reporting period) were impacted by the surplus of proceeds from borrowings over the amounts of borrowings repaid.

7. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND DISTRIBUTED DIVIDENDS

in PLN thousand	3 months ended March 31, 2006	12 months ended Dec. 31, 2005	% change in 3 months ended March 31, 2006	3 months ended March 31, 2005	% change in 12 months ended March 31, 2006
Share capital	517 754	517 754	0,00%	517 754	0,00%
Reserves	133 333	133 333	0,00%	133 411	-0,06%
Other reserves	(652)	(756)	-13,76%	(646)	0,93%
Retained earnings	982 440	990 109	-0,77%	923 596	6,37%
Equity attributable to shareholders of the parent	**1 632 875**	**1 640 440**	-0,46%	**1 574 115**	3,73%
Minority interests	1 814	2 022	-10,29%	1 719	5,53%
Total shareholders' equity	**1 634 689**	**1 642 462**	-0,47%	**1 575 834**	3,73%

No changes occurred in the amount of share capital in the periods covered by these financial statements. No major changes were reported in the amount of reserves to which the amounts derived from the sale of Orbis S.A. shares at premium as well as revaluation of investments are posted. The lower level of reserves in the 1st quarter of 2006 as compared to the 1st quarter of 2005 results from the derecognition of valuation of works of art sold.

Other reserves comprise foreign exchange differences on consolidation of the Company UAB Hekon.

Change in the amount of retained earnings in the 1rd quarter of the current year was brought about by the net loss for the period concerned amounting to PLN 10,263 thousand that was recognized in shareholders' equity. The remaining share of the loss affected the value of minority interests.

Dividends:
In the 1st quarter of 2006, no dividends were distributed in any company of the Orbis Group.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

8.1. "Pro forma" results from continuing operations

No significant non-recurring or one-off events that might have an impact on the financial statements occurred in the current quarter.

8.2 Impact of consolidation/elimination of related parties from consolidation

In the period covered by these financial statements, the list of consolidated companies changed. Orbis Kontrakty sp. z o.o. that was consolidated in this period has been recognized in the balance sheet total as at March 31, 2006.

In PLN thousand	As at March 31, 2006	As at Dec. 31, 2005	% change in 3 months ended March 31, 2006
TOTAL ASSETS	2 206 444	2 203 645	0,13%
Non-current assets	(23)		
Current assets	(2 605)		
TOTAL ASSETS pro forma	2 203 816	2 203 645	0,01%
TOTAL EQUITY AND LIABILITIES	2 206 444	2 203 645	0,13%
Shareholders equity	(2 252)		
Minority interests	0		
Non-current liabilities and provisions	0		
Current liabilities and provisions	(376)		
TOTAL EQUITY AND LIABILITIES pro forma	2 203 816	2 203 645	0,01%

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the 1st quarter of 2006.

10. RELATED PARTY TRANSACTIONS

In connection with the fact that the value of related party transactions has exceeded the amount of EUR 500,000 since the beginning of the financial year 2006, we hereby inform that:
- the total value of related party transactions executed since the beginning of the financial year amounts to PLN 31,5 million, which the transaction of the highest value has been the agreement concerning the loan of PLN 20 million granted by Hekon Hotele Ekonomiczne S.A. to Orbis S.A., disclosed in the current report no. 6/2006 containing information indicated in § 91 Section 6 Point 8 of the Decree of the Minister of Finance of October 19, 2005 concerning current and interim information to be provided by issuers of securities. Orbis S.A. holds 100% shares in Hekon Hotele Ekonomiczne S.A., and all the members of the Management Board of Hekon Hotele Ekonomiczne S.A. serve the function of members of the Management Board of Orbis S.A.

List of eliminations from group consolidation:

As at March 31, 2006	Orbis S.A.	Hekon S.A.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	Orbis Kontrakty Sp. z o.o.	UAB Hekon	Total eliminations
Intragroup transactions							
Receivables	45 958	138 159	339	218	0	0	184 674
Payables	131 389	787	4 232	41 294	9	6 963	184 674
Expenses	2 385	711	2 823	1 293	26	94	7 332
Revenues	4 582	2 023	172	555	0	0	7 332

11. CHANGES IN ACCOUNTING POLICIES

Full disclosure of the Orbis Group accounting policy, applicable as from January 1, 2005, has been presented in point 2.1 of the notes to the consolidated financial statements of the Orbis Group as at December 31, 2005.

The differences between the figures disclosed in the balance sheet for 3 months ended March 31, 2005 presented in these interim consolidated financial statements and the interim consolidated financial statements as at March 31 and for 3 months ended March 31, 2005 are presented in the table below:

in PLN thousand	As at March 31, 2005	Adjustments	As at March 31, 2005 after adjustments
Non-current assets	1 966 296	(719)	1 965 577
Current assets	195 723	878	196 601
TOTAL ASSETS	**2 162 019**	**159**	**2 162 178**
Shareholders' equity of the parent company	1 565 884	8 231	1 574 115
Minority interests	756	963	1 719
Non-current liabilities and provisions	424 531	3 104	427 635
- of which: borrowings	285 438	0	285 438
Current liabilities and provisions	170 848	(12 139)	158 709
- of which: borrowings	4 052	0	4 052
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2 162 019**	**159**	**2 162 178**

The changes in the balance sheet result predominantly from the fact that the companies have brought the presentation of figures in line with the requirements of IFRS. Non-current assets changed chiefly as a result of changed presentation of advances for tangible assets and goodwill of the companies PKS Tarnobrzeg and PKS Gdańsk. Moreover, they are also adjusted to recognize impairment of tangible assets. Current assets as well as current payables are reduced by the items related to special funds that, in accordance with IFRS, in the balance sheet should not be recognized as assets not at the company's disposal. Shareholders' equities changed because of the valuations of property, plant and equipment to fair value that have been made by the companies PBP Orbis and Orbis Transport and because of the adjustment of impairment of property, plant and equipment related to the Europejski Hotel. Changes in current and non-current liabilities and provisions are of presentation nature, including changes related to the Company's Social Benefits' Fund.

Changes made in the balance sheet are reflected in changes in the income statement:

In PLN thousand	3 months ended March 31,2005	Adjustments	3 months ended March 31,2005 after adjustments
Net sales of services, products, merchandise and raw materials	187 991	(1 623)	186 368
Cost of goods sold	(165 561)	2 597	(162 964)
Selling and marketing costs	(10 071)	0	(10 071)
Administrative expenses	(31 729)	(904)	(32 633)
of which:		0	
-depreciation & amortization	(29 923)	2 152	(27 771)
- staff costs	(56 869)	0	(56 869)
- outsourced services	(47 483)	0	(47 483)
Other operating income	6 595	1 451	8 046
Other operating expenses	(4 079)	158	(3 921)
Operating profit - EBIT	**(16 854)**	**1 679**	**(15 175)**
Gain (loss) on the sale of subsidiaries, affiliates and associated companies	13	0	13
Other finance income	3 948	(469)	3 479
Finance costs	(6 415)	143	(6 272)
Share of net profits (losses) of associated companies	245	0	245
Profit (loss) before tax	**(19 063)**	**1 353**	**(17 710)**
Income tax	612	(1 740)	(1 128)
Losses from discontinued operations			
Net profit (loss)	**(19 675)**	**(387)**	**(18 838)**
EBITDA	**13 069**	(473)	**12 596**

12. EVENTS AFTER THE BALANCE SHEET DATE

No major events that might have a significant impact on presented results for the 1st quarter of 2006 and not included in the current financial occurred after the balance sheet date.

13. ISSUER'S SHAREHOLDERS

As at May 15, 2006, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through its subsidiary companies, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at May 15, 2006 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at May 15, 2006 (no. of voting rights at the GM)	% share in share capital as at May 15, 2006 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Feb. 28, 2006 to May 15, 2006 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including a subsidiary of Accor S.A. - Société d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	4 672 854	10,14%	+ 4,47
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at May 15, 2006, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye	President of the Management Board holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	First Vice-President of the Management Board holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais	Member of the Management Board does not hold any Orbis S.A. shares
4. Alain Billy	Member of the Management Board does not hold any Orbis S.A. shares

As at May 15, 2006, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any 'Orbis" S.A. shares
2. Erez Boniel
   does not hold any 'Orbis" S.A. shares
3. Sabina Czepielinda
   holds 268 „Orbis" S.A. shares
   acquired in 1998 free of charge (employee shares)
4. Paweł Dębowski
   does not hold any 'Orbis" S.A. shares
5. Michael Flaxman
   does not hold any 'Orbis" S.A. shares
6. Christophe Guillemot
   does not hold any 'Orbis" S.A. shares
7. Michael Harvey

does not hold any 'Orbis" S.A. shares

8. Andrzej Przytuła
   does not hold any 'Orbis" S.A. shares
9. Janusz Rożdżyński
   does not hold any 'Orbis" S.A. shares
10. Denys Sappey
   does not hold any 'Orbis" S.A. shares

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision of the Presidium of the National Council of December 20, 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street, Land and Mortgage Register no. 410, with an area of 8414 sq.m. (including 589 sq.m. held by Orbis S.A under the perpetual usufruct. – part of the access drive to the garage to Sofitel Victoria in Warsaw)		Notification of the Housing and Municipal Development Office dated July 5, 2002 on pending proceedings for declaration of invalidity	Applicant: Edward Raczyński (presently P.P. Catherina Raczyńska, W. Dembińska and W. Rey Against: Minister of Infrastructure Participant: Orbis S.A.	The Voivodship Administrative Court revoked the challenged decision of the Housing and Municipal Development Office and the preceding decision of the President of the Housing and Municipal Development Office which refused to declare invalidity of the administrative decision dated December 20, 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street, Land and Mortgage Register no. 410. No last resort (cassation) appeal has been filed against this decision with the Supreme Administrative Court. The case will be re-considered by the court of first instance. No new developments in the case.
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021.		Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision	Applicant: P.P. Andrzej Jacek Blikle and Helena Maria Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The Voivodship Administrative Court dismissed the complaint of Orbis S.A. against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring the invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right to temporary ownership of land located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and passing the case to be re-examined by the Voivodship Administrative Court. On behalf of Orbis S.A. the case is defended by the Law Office Spółka Prawnicza I & Z spółka cywilna. No new developments in the case.
Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G.		Application dated September 14, 1948 for granting the right of temporary ownership	Applicant: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others Participant: Orbis S.A.	The Voivodship Administrative Court rendered the judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of the Mazowsze Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property located at 26 Nowogrodzka street in Warsaw.

Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 24/26 Nowogrodzka street in Warsaw is unjustified, and that a lower amount of the fee is justified	772,606.55	Application to the Self-Government Appellate Board dated January 12, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 24/26 Nowogrodzka street in Warsaw (Hotel Novotel Centrum) is unjustified (the fee was fixed at PLN 1,660,224.55 as from January 1, 2005), and that a lower amount of the fee is justified, i.e. PLN 887,618.00. The date of a subsequent hearing has been set for May 5, 2006. Moreover, on December 6, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2%. No new developments in the case.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 Zagórna street in Warsaw is unjustified, and that a lower amount of the fee is justified	229,549.45	Application to the Self-Government Appellate Board dated January 12, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 Zagórna street (Hotel Solec) in Warsaw is unjustified (the fee was fixed at PLN 570,602.21 as from January 1, 2005), and that a lower amount of the fee is justified i.e. PLN 341,052.76. By virtue of the decision dated September 29, 2005, the Self-Government Appellate Board determined that as from January 1, 2005 the parties are bound by a fee in a different amount than the amount proposed in the notice of termination (i.e. PLN 570,602.21), that is PLN 541,090.68. As Orbis S.A.'s application was only partially seconded, on October 21, 2005 an objection was filed with the Common Court. At the hearing on March 8, 2006, acting upon the concordant application of the parties, the Court suspended the proceedings until May 31, 2006 to allow the parties to settle the matter amicably.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 1 Sierpnia street, Żwirki i Wigury street in Warsaw is unjustified, and that a lower amount of the fee is justified	197,473.27	Application to the Self-Government Appellate Board dated January 19, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 1 Sierpnia street, Żwirki i Wigury street in Warsaw (Hotel Novotel Airport) is unjustified (the fee has was fixed at PLN 37,3086.65 as from January 1, 2005) and that a lower amount of the fee is justified, i.e. PLN 175,613,38. By virtue of the decision dated January 26, 2006 (rectified by the decision dated February 17, 2006), the Self-Government Appellate Body set the annual fee at PLN 212,168.91, calculated at the rate of 2 %, as from January 1, 2005. This decision is final and enforceable. In connection with the above decision of the Self-Government Appellate Board, the application of Orbis S.A. to the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2% has become groundless as the request of Orbis S.A. has been satisfied.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 27 Nowogrodzka street in Warsaw is unjustified, and that a lower amount of the fee is justified	162,579.03	Application to the Self-Government Appellate Board dated January 19, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 27 Nowogrodzka street in Warsaw is unjustified (the fee was fixed at PLN 426,546.37), and that a lower amount of the fee is justified, i.e. PLN 263,967.34. By virtue of the decision dated September 29, 2005,the Self-Government Appellate Board determined that as from January 1, 2005 the parties are bound by a fee in a different amount than the amount proposed in the notice of termination (i.e. PLN 426,546.37), that is PLN 411,248.69. As the application of Orbis S.A. was only partially seconded, on October 21, 2005 an objection was filed with the Common Court The case is pending. No new developments in the case. Moreover, on December 6, 2005, an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annul fee from the present 3% to 2%. No new developments in the case.

Proceedings for determination, indemnification and obligating to submit a declaration of will	Notification of the District Court dated January 5, 2004 obligating Orbis S.A. to file a reply to the statement of claim	Plaintiff: Norbetanki Nunnery Defendant: State Treasury represented by the President of the City of Kraków, Minister of Finance, the Gmina of the City of Kraków, Orbis S.A.	By virtue of the judgment dated October 14, 2004, the District Court in Kraków partially seconded the request of the plaintiff and the claim against Orbis S.A. and the Gmina of the City of Kraków was dismissed – in the part related to the plot of land no. 180/4. By virtue of the judgment dated May 6, 2005, the Court of Appeal changed the appealed-against judgment by, among others, dismissing the claim for obligating the State Treasury – the President of the City of Kraków – the Staroste to submit a declaration of will concerning the acquisition of ownership of real property with an area of 0. 5822 ha constituting a part of the plot of land no. 180/04 entered in the Land and Mortgage Register no. KW 212704 from the Norbetanki Nunnery against consideration. The court dismissed the remaining part of the appeal. On December 19, 2005, the attorney of Orbis S.A. was served with a copy of the last resort (cassation) appeal against the above-mentioned judgment of the Court of Appeal. The last resort appeal does not concern the judgment of the District Court, favorable for Orbis S.A., in the part dismissing the claim in respect of Orbis S.A., because this judgment was not appealed against and, consequently, could not be challenged in the last resort appeal, and became final in this respect. Nevertheless, as the judgment was challenged in the last resort appeal in respect of the State Treasury, the decision was taken to submit the reply to the last resort appeal, supporting the arguments of the State Treasury. On behalf of Orbis S.A. the case is defended by the Law Office Kubas, Kos – Adwokaci Sp. p. in Kraków. No new developments in the case.
Proceedings concerning the expiry of perpetual usufruct of Orbis S.A. determined by the decision of the Head of Nowosądeckie Voivodship dated August 11, 1994 in respect of real property located in Zakopane, at 1 Polana Szymaszkowa, entered in the register of land as plots of land no. 185/1, 185/2, 185/3 zone 75 and 203/1, 203/2 zone 96, Land and Mortgage Register no. KW 11776	Notification of the Head of the Regional Office in Nowy Targ dated June 8, 1995 on proceedings initiated *ex officio*		Orbis S.A. challenges the requested expiry of perpetual usufruct, which is confirmed by administrative decisions. The applicants have filed a complaint with the Supreme Administrative Court (presently the Voivodship Administrative Court) against the decision of the Head of the Malopolskie Voivodship upholding the decision of the Tatrzański Staroste discontinuing the administrative proceedings as being groundless in the case related to the termination of perpetual usufruct The date of the hearing has not been set. No new developments in the case – no new information pertaining to this case. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.
Administrative proceedings for declaration of invalidity – in the part related to the plots of land no. 185/2 and 185/3 – the decision of the Head of the Nowosądeckie Voivodship dated August 11, 1994 granting ownership of real estate located in Zakopane to PP "Orbis"	Notification dated June 30, 1997 of the Housing and Municipal Development Office on the initiated administrative proceedings	Applicant: H. Leśniak, B. Biernacik	Orbis S.A. defends the validity of the decision granting ownership to Orbis. The proceedings have been suspended. No new information. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.
Proceedings for reinstatement of parts of plots of lands no. 185/2 and 185/3 located in Zakopane at Polana Szymaszkowa	Notification on the initiated proceedings dated June 11, 996	Applicant: H. Leśniak, B. Biernacik	Orbis S.A. does not accept the claims. Following numerous decisions and appeals, the files with the applicants' claimed protraction of proceedings have been returned to the Poviat Starosty in Zakopane. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.. No new information on this case.
The case for reinstatement of the real property located at Polana Szymaszkowa in Zakopane (with „Mercure-Kasprowy" Hotel developed on this real property) that used to be identified as a plot of land of the 1st category no. 11654/2 with an area of 10 ares and 25 sq.m. Lwh 4567		Applicant: J. Gąsienica Ciaptak i M. Gąsienica Ciaptak	Orbis S.A. does not see any legal grounds for seconding the claims. The proceedings have been suspended. No new information on the case. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c..

Proceedings for payment of remuneration for the use of the real property located in Kraków at 11 Pijarska street	1,344 800.0 0	Filing parties: 1) S., P., G., A. Marczak - March 2003 (served on Orbis S.A. on October 10, 2003) 2) A. and M. Marczak – April 2004 3) Irena Kuc-November 2004 (served on Orbis S.A. March 2005) 4) Janusz Tabor and Irena Ciapala - November 2004 (served on Orbis S.A. April 2005)	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; The Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. In 2005, the Court combined the 4 statements of claim to be considered as one case no. I C 1142/03. The date of the subsequent hearing has been set for April 26, 2006. The District Court in Kraków, by virtue of the decision dated March 28, 2006 seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs (i.e. Stanisława Marczak, Paweł Marczak, Grzegorz Marczak, Adam Marczak, Andrzej Marczak and Irena Kuc). On behalf of Orbis S.A. this case is defended by attorney Janusz Nowiński.
Proceedings for joint and several reimbursement of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Krakow	PLN 1,541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The date of the subsequent hearing has not been set. As part of legal assistance, on May 12, 2006 the Court in Kraków will hear the witnesses in the case concerned. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1, 541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the motion since the State Treasury is entered as the owner of the property in its Land and Mortgage Register, as despite having won the case for updating the Land and Mortgage Register to the current legal situation, the co-owners failed to register their ownership rights. Orbis S.A. complained against this decision. No new developments in this case.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at Bitwy Warszawskiej 1920 street in Warsaw is unjustified, and that a lower amount of the fee is justified	273,481.20	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at Bitwy Warszawskiej 1920 street in Warsaw (Hotel Vera) is unjustified (the amount of the fee was fixed at PLN 646,720.86 as from January 1, 2006), and that a lower amount of the fee is justified, i.e. PLN 373,239.66. Moreover, on December 27, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2 %. The case is pending.
Proceedings for invalidation of termination as a result of violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and claim for compensation amounting to PLN 67,200 for termination of employment in violation of the law - however, at present all plaintiffs are modifying the value of their claims defining them at 3-times the sum of the last monthly salary		from July 2005 till the end of September 2005	Plaintiffs: approx. 130 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. applies for dismissal of all claims. To date, a few hearings have been held before the Regional Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Presently, approx. 60 % of the employees (plaintiffs) have withdrawn their suites and waived their claims. Additionally, the Court is reducing the number of statements of claim depending on which statement of claim filed by an employee (for determination of invalidity of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim of the employee.

Proceedings for payment of fees for rent for the period from February to June 2005 and for telecommunication services in the month of June 2005	129,243.70	July 19, 2005	Defendant: Zjednoczone Przedsiębiorstwo Rozrywkowe S.A.; Plaintiff: Orbis S.A. (the liquidated Europejski Hotel Branch in Warsaw)	The order to pay was issued in admonitory proceedings. The Defendant filed an objection against the order to pay. The Court has suspended proceedings. No new developments in the case.

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at March 31, and for 3 months ended on March 31, 2006

SELECTED FINANCIAL FIGURES

for 3 months ended on March 31, 2006 with comparable figures for the year 2005

	in PLN '000		in EUR '000	
	3 months ended on March 31, 2006	3 months ended on March 31, 2005	3 months ended on March 31, 2006	3 months ended on March 31, 2005
PROFIT AND LOSS ACCOUNT				
Net sales of services	112 544	110 165	29 266	27 436
Operating profit (loss)	(10 577)	(16 307)	(2 750)	(4 061)
Net profit (loss) on continuing operations	(12 462)	(18 462)	(3 241)	(4 598)
BALANCE SHEET				
Fixed assets	2 015 779	1 995 600	512 178	488 674
Current assets	124 354	130 655	31 596	31 994
Shareholders' equity	1 573 166	1 533 964	399 717	375 631
Long-term liabilities	325 098	378 660	82 602	92 725
Short-term liabilities	241 869	213 631	61 455	52 313
CASH FLOW STATEMENT				
Net cash flow from operating activity	(19 598)	(6 349)	(5 096)	(1 581)
Net cash flow, total	(16 735)	(4 728)	(4 352)	(1 177)
EARNINGS PER SHARE				
Earnings per share for the financial year	(0,27)	(0,40)	(0,07)	(0,10)

Exchange rate of EUR applied to convert:		
- balance sheet items	3,9357	4,0837
- profit and loss account items	3,8456	4,0153

BALANCE SHEET

as at March 31, 2006, December 31, 2005 and March 31, 2005

(figures have been presented in PLN '000)

Assets	balance as at March 31, 2006	balance as at Dec. 31, 2005	balance as at March 31, 2005
Fixed assets	**2 015 779**	**2 004 790**	**1 995 600**
Tangible fixed assets	1 434 362	1 424 272	1 400 319
Intangible assets, of which:	1 566	1 996	2 188
- goodwill	0	0	0
Investment in subsidiaries and associated companies	470 085	470 085	470 085
Financial assets held for trading	31	31	31
Other financial assets	242	242	485
Investment property	42 855	43 184	44 474
Other long-term investments	552	552	650
Deferred income tax assets	66 086	64 428	77 368
Current assets	**124 354**	**137 856**	**130 655**
Inventories	5 352	5 695	7 598
Trade receivables	20 504	17 650	18 644
Income tax receivables	5 339	4 921	6 943
Other short-term receivables	73 651	53 388	41 832
Financial assets at fair value through profit or loss	0	19 959	48 813
Cash and cash equivalents	19 508	36 243	6 825
Total assets	**2 140 133**	**2 142 646**	**2 126 255**

as at March 31, 2006, December 31, 2005 and March 31, 2005

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at March 31, 2006	balance as at Dec. 31, 2005	balance as at March 31, 2005
Shareholders' equity	**1 573 166**	**1 583 460**	**1 533 964**
Share capital	517 754	517 754	517 754
Reserve capitals	133 333	133 333	133 411
Other capitals	0	0	0
Retained profits	922 079	932 373	882 799
Long-term liabilities	**325 098**	**327 797**	**378 660**
Credits and loans	234 717	234 717	255 869
Provision for deferred income tax	57 758	57 855	64 961
Other long-term liabilities	0	0	25 113
Provision for pension and similar benefits	32 374	34 974	32 657
Provisions for liabilities	249	251	60
Short-term liabilities	**241 869**	**231 389**	**213 631**
Credits and loans	64 414	40 835	3 455
Trade liabilities	22 768	37 286	16 783
Income tax liabilities	0	0	0
Other short-term liabilities	146 994	144 738	150 982
Provision for pension and similar benefits	4 809	4 742	4 527
Provisions for liabilities	2 884	3 788	37 884
Total liabilities	**2 140 133**	**2 142 646**	**2 126 255**

PROFIT AND LOSS ACCOUNT

for 3 months ended on March 31, 2006 with comparable figures for the year 2005

(figures have been presented in PLN '000)

	3 months ended on March 31, 2006	3 months ended on March 31, 2005
Net sales of services	112 544	110 165
Net sales of other products, merchandise and raw materials	146	946
Cost of products, merchandise and raw materials sold	(91 864)	(99 450)
Gross profit (loss) on sales	**20 826**	**11 661**
Other operating income	2 848	2 404
Distribution & marketing expenses	(5 773)	(7 671)
General overheads & administrative expenses	(21 686)	(19 724)
Other operating expenses	(6 792)	(2 977)
Operating profit (loss)	**(10 577)**	**(16 307)**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	13
Other financial income	756	1 462
Financial expenses	(4 910)	(5 890)
Profit (loss) before tax	**(14 731)**	**(20 722)**
Corporate income tax	2 269	2 260
Net profit (loss) on continuing operations	**(12 462)**	**(18 462)**
Discontinued operations	**0**	**0**
Loss on discontinued operations	0	0
Net profit (loss) for the financial year	**(12 462)**	**(18 462)**
Earnings (loss) per common share (in PLN)		
Earnings per share for the financial year	(0,27)	(0,40)
Earnings per share from continuing operations	(0,27)	(0,40)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months ended on March 31, 2006 with comparable figures for the year 2005

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Other capitals	Retained profits	Total
Twelve months ended on December 31, 2005					
Balance as at January 1, 2005	517 754	133 411	0	901 261	1 552 426
- profit (loss) for the financial year	0	0	0	46 779	46 779
'- sale of long term investments	0	(78)	0	0	(78)
Total changes during the period	**0**	**(78)**	**0**	**46 779**	**46 701**
dividends	0	0	0	(15 667)	(15 667)
Balance as at December 31, 2005	517 754	133 333	0	932 373	1 583 460
of which: three months ended on March 31, 2005					
Balance as at January 1, 2005	517 754	133 411	0	901 261	1 552 426
- profit (loss) for the financial year	0	0	0	(18 462)	(18 462)
- others	0	0	0	0	0
Total changes during the period	**0**	**0**	**0**	**(18 462)**	**(18 462)**
dividends	0	0	0	0	0
Balance as at March 31, 2005	517 754	133 411	0	882 799	1 533 964
Three months ended on March 31, 2006					
Balance as at January 1, 2006	517 754	133 333	0	932 373	1 583 460
- profit (loss) for the financial year	0	0	0	(12 462)	(12 462)
- others	0	0	0	2 168	2 168
Total changes during the period	**0**	**0**	**0**	**(10 294)**	**(10 294)**
dividends	0	0	0	0	0
Balance as at March 31, 2006	517 754	133 333	0	922 079	1 573 166

CASH FLOW STATEMENT

for 3 months ended on March 31, 2006 with comparable figures for the year 2005

(figures have been presented in PLN '000)

	3 months ended on March 31, 2006	3 months ended on March 31, 2005
OPERATING ACTIVITY		
Gross profit (loss)	**(14 731)**	**(20 722)**
Adjustments:	**(3 464)**	**15 739**
Depreciation and amortization	17 223	20 584
(Gain) loss on foreign exchange differences	0	290
Interests	4 351	3 417
(Profit) loss on investing activity	302	1 363
Change in receivables and deferred and accrued expenses	(10 672)	(11 348)
Change in current liabilities, excluding loans and bank credits	(12 183)	1 412
Change in provisions	(3 439)	974
Change in inventories	343	826
Other adjustments	611	(1 779)
Cash from operating activity	**(18 195)**	**(4 983)**
Income tax (paid)/reimbursed	(1 403)	(1 366)
Net cash flow from operating activity	**(19 598)**	**(6 349)**
INVESTING ACTIVITY		
Income from the sale of tangible fixed assets and intangible assets	191	154
Income from the sale of investment property	0	0
Income from sale of group companies	0	2 015
Income from sale of short-term securities	0	123 197
Income from dividends	0	0
Income from interests	413	784
Repayment of long-term loans granted	0	2 776
Other investment income	20 000	0
Expenditure on tangible fixed assets and intangibles	(24 938)	(4 511)
Expenditure on purchase of group companies	0	(80)
Expenditure on purchase of short-term securities	0	(120 808)
Granting of loans	(11 500)	0
Other investment expenditure	0	0
Net cash flow from investing activity	**(15 834)**	**3 527**
FINANCING ACTIVITY		
Obtaining credits and loans	20 000	0
Repayment of credits and loans	0	0
Repayment of interest	(1 303)	(1 906)
Dividends and other payments to shareholders	0	0
Settlement of financial instrument	0	0
Other financial expenditure	0	0
Net cash flow from financing activity	**18 697**	**(1 906)**
Change in cash and cash equivalents	**(16 735)**	**(4 728)**
Cash and cash equivalents at the beginning of period	**36 243**	**11 553**
Cash and cash equivalents at the end of period	**19 508**	**6 825**

NOTES
TO ORBIS S.A. STAND-ALONE INTERIM FINANCIAL STATEMENTS
AS AT MARCH 31, 2006 AND FOR 3 MONTHS ENDED MARCH 31, 2006

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. (hereinafter the "Company") with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs over 4,000 persons and operates a network of 49 hotels (9,415 rooms) in 29 major cities, towns and resorts in Poland. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless specified otherwise.

These financial statements **have been prepared as at March 31, 2006 and for 3 months ended March 31, 2006** on the assumption that Orbis S.A. will continue as a going concern in the foreseeable future.

The attached interim financial statements comply with the International Financial Reporting Standards concerning interim financial reporting approved by the European Union, issued and valid on the date of these financial statements and with the International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

The stand-alone financial statements of Orbis S.A. as at March 31, 2006 should be read together with the consolidated interim financial statements of the Orbis Group as at March 31, 2006.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter of greatest significance for the Company has been presented in point 2.1 of the interim consolidated financial statements of the Orbis Group as at March 31, 2006 and for 3 months ended March 31, 2006.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the interim consolidated financial statements.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the interim consolidated financial statements.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the interim consolidated financial statements.

3. INCOME STATEMENT OF THE COMPANY

4.1 Income statement of the Company

In PLN thousand	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Net sales of services, products, merchandise and raw materials	112 690	111 111	1,42%
% share in total revenues	**96,90%**	**99,00%**	-0,02
Cost of goods sold	(91 864)	(99 450)	-7,63%
Selling and marketing costs	(5 773)	(7 671)	-24,74%
Administrative expenses	(21 686)	(19 724)	9,95%
of which:			
-depreciation & amortization	(17 223)	(20 584)	-16,33%
- staff costs	(46 398)	(46 457)	-0,13%
- outsourced services	(25 018)	(24 781)	0,96%
% share in total costs	**91,07%**	**93,48%**	-0,02
Other operating income	2 848	2 404	18,47%
Other operating expenses	(6 792)	(2 977)	128,15%
Operating profit - EBIT	**(10 577)**	**(16 307)**	-35,14%
Gain (loss) on the sale of subsidiaries, affiliates and associated companies	0	13	-100,00%
Other finance income	756	1 462	-48,29%
Finance costs	(4 910)	(5 890)	-16,64%
Profit (loss) before tax	**(14 731)**	**(20 722)**	-28,91%
Income tax	2 269	2 260	0,40%
Loss from discontinued operations			
Net profit (loss)	**(12 462)**	**(18 462)**	-32,50%
EBIT margin (EBIT/Revenues)	-9,39%	-14,68%	0,05
EBITDA	**6 646**	4 277	55,39%
EBITDA margin (EBITDA/Revenues)	5,90%	3,85%	0,02

Comments to the results generated by Orbis S.A. in the 1st quarter of 2006 are presented in point 4.1 of the notes to the interim consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations has been presented in point 4.2 of the notes to the interim consolidated financial statements of the Orbis Group.

4. BALANCE SHEET OF THE COMPANY

in PLN thousand	As at March 31,2006	As at Dec.31,2005	% change in 3 months ended March 31, 2006	As at March 31, 2005	% change in 12 months ended March 31, 2006
Non-current assets	2 015 779	2 004 790	0,55%	1 995 600	1,01%
% share in the balance sheet total	*94,19%*	*93,57%*		*93,86%*	
Current assets	124 354	137 856	-9,79%	130 655	-4,82%
% share in the balance sheet total	*5,81%*	*6,43%*		*6,14%*	
TOTAL ASSETS	2 140 133	2 142 646	-0,12%	2 126 255	0,65%
Shareholders' equity	1 573 166	1 583 460	-0,65%	1 533 964	2,56%
% share in the balance sheet total	*73,51%*	*73,90%*		*72,14%*	
Non-current liabilities and provisions	325 098	327 797	-0,82%	378 660	-14,15%
- of which: borrowings	234 717	234 717	0,00%	255 869	-8,27%
% share in the balance sheet total	*15,19%*	*15,30%*		*17,81%*	
Current liabilities and provisions	241 869	231 389	4,53%	213 631	13,22%
- of which: borrowings	64 414	40 835	57,74%	3 455	1764,37%
% share in the balance sheet total	*11,30%*	*10,80%*		*10,05%*	
TOTAL EQUITY AND LIABILITIES	2 140 133	2 142 646	-0,12%	2 126 255	0,65%

4.1 Non-current assets

Non-current assets are dominated by property, plant and equipment - hotel buildings, premises and civil and marine engineering objects, land and rights to perpetual usufruct of land – accounting for over 71% of non-current assets. In the 1st quarter of 2006 no major changes occurred in tangible assets that would have an impact on the level of that item. As regards other components, long-term financial assets, comprising interests in related parties, represent a significant item. This item has not undergone any considerable changes against comparable reporting periods.

4.2 Current assets

Other receivables, comprising, among others, loans to related parties that went up as a result of the loans granted to subsidiary companies PBP Orbis Travel and Orbis Transport amounting in total to PLN 11,500 thousand, loans to other companies, taxes receivable (with the exception of the corporate income tax), customs duties and social security receivable, settlements with employees, account for over 60% of current assets. In the 1st quarter of the current year, a 16% growth was reported in trade receivables, while inventories and cash on bank accounts decreased.
At the end of the period under discussion, the item "Financial assets at fair value through profit or loss" was not recognized because all the securities held by the Company at the end of 2005 were sold in the 1st quarter of 2006.

4.3 Non-current liabilities and provisions

Non-current liabilities and provisions are dominated by borrowings that declined by over 8% as compared to the 1st of quarter of 2005 and did not change as compared to the 4th quarter of 2005. The level of provisions did not undergo any significant changes in that period, only the deferred income tax provision went down by approx. 11%.

4.4 Current liabilities and provisions

Other current liabilities account for over 60% of all current liabilities and provisions, dominated by liabilities on account of bonds (over 75%). Other major items include taxes, customs duties, social insurance and other benefits payable.

Next item is borrowings. A growth in borrowings as compared with comparable periods resulted from the fact that in the current quarter the Company incurred a short-term loan from a related company, Hekon Hotele Ekonomiczne S.A., amounting to PLN 20,000 thousand, designated to finance the Company's financial needs.
The decline in provisions for liabilities reported in the current period as compared to the 1st quarter of 2005 was brought about by the use of the provision for the liquidation of the Europejski Hotel that had been set up at the end of 2004.

4.5 Borrowings

Creditor	Amount of borrowings with maturity as at the balance sheet date		Current borrowings	Non-current borrowings	
	PLN	EUR		with maturity from 1 to 3 years	with maturity of over 3 years
loan BWE-24/ORB	1 374	0	729	645	0
fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	277 739	0	43 667	77 307	156 765
loan - Hekon	20 018		20 018		
TOTAL :	299 131	0	64 414	77 952	156 765

4.6 Changes in estimates of amounts

Titles for major changes	As at March 31,2006	As at Dec.31,2005	% change in 3 months ended March 31, 2006
DEFERRED TAX PROVISION AND ASSETS			
1. Deferred tax provision	57 758	57 855	-0,17%
2. Deferred tax assets	66 086	64 428	2,57%
PROVISIONS FOR LIABILITIES			
1. Provision for jubilee awards and retirement obligations	37 183	39 716	-6,38%
- created		5 165	
- used	(2 533)	(5 579)	
- released		0	
2. Provision for liabilities arising from court litigations	4	8	-50,00%
- created	0	3	
- used	(4)	(29 000)	
- released	0	(5 072)	
3. Provision for restructuring costs	3 081	3 508	-12,17%
- created	24	3 508	
- used	(426)	(2 970)	
- released	0	0	
IMPAIRMENT OF ASSETS			
1. impairment of financial non-current assets	6 059	6 059	0,00%
- created	0	0	
- used	0	0	
- reversed	0	0	
2. impairment of property, plant and equipment	262 065	261 520	0,21%
- created	545	159	
- used		(12 264)	
- reversed		0	

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the Orbis Group

As at March 31, 2006, the following changes in contingent assets and liabilities have been reported since the end of the last financial year:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 12 months ended Dec. 31, 2005	Financial terms and other remarks
		Issued by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. under the guarantee issued by the bank (guarantee no. 2/2000 dated Feb. 7, 2000, annex no. 1 dated Feb. 27, 2004)	Bank BHP PBK S.A. with corporate seat in Kraków	"Orbis Casino" Sp. z o.o. - associated company	Apr. 13, 2007	0	-1 959 589	Validity date as per date of validity of the declaration on submission to enforcement procedure
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associated company	Dec. 6, 2008	2 000 000	2 000 000	Validity date as per date of validity of the declaration on submission to enforcement procedure, the surety is valid for an indefinite period.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec.9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associated company	Dec. 8, 2008	2 000 000	2 000 000	Validity date as per date of validity of the declaration on submission to enforcement procedure, the surety is valid for an indefinite period.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the investment credit facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associated company	Dec. 31, 2012	1 000 000	1 000 000	Validity date as per date of validity of the declaration on submission to enforcement procedure, the surety is valid for an indefinite period.
			TOTAL:	5 000 000	3 040 411	

5. CASH FLOWS IN THE COMPANY

In PLN thousand	3 months ended March 31, 2006	3 months ended March 31, 2005	% change - 2006 versus 2005
Cash flows from operating activities	(19 598)	(6 349)	208,68%
Cash flows from investing activities	(15 834)	3 527	-122,27%
Cash flows from financing activities	18 697	(1 906)	-110,19%
Total net cash flows	**(16 735)**	**(4 728)**	-71,75%
Cash and cash equivalents at the end of period	19 508	6 825	185,83%

As at March 31, 2006, the Company had at its disposal cash and cash equivalents amounting to PLN 19,508 thousand

5.1 Operating activities

As a result of negative adjustments of cash flows from operating activities in the 1st quarter, the Company generated negative cash from operating activities. The main negative items related to operating activities include changes in current liabilities and receivables as well as prepayments and advances. The changes have been brought about predominantly by the decrease in trade payables coupled with a simultaneous increase in receivables in the 1st quarter of 2006. Most substantial positive adjustments concerned depreciation and interest.

5.2 Investing activities

Cash flows from investing activities were most substantially impacted by expenditures on property, plant and equipment and intangible assets as well as granted loans. The sale of securities had a positive impact on that item.

5.3 Financing activities

In the current quarter the Company incurred a PLN-denominated credit facility allocated to finance the Company's own financial needs, amounting to PLN 20,000 thousand, and this was the major item related to investing activities.

6. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND DISTRIBUTED DIVIDENDS

in PLN thousand	3 months ended March 31, 2006	12 months ended Dec. 31, 2005	% change in 3 months ended March 31, 2006	3 months ended March 31, 2005	% change in 12 months ended March 31, 2006
Share capital	517 754	517 754	0,00%	517 754	0,00%
Reserves	133 333	133 333	0,00%	133 411	-0,06%
Other reserves	0	0		0	
Retained earnings	922 079	932 373	-1,10%	882 799	4,45%
Shareholders' equity	**1 573 166**	**1 583 460**	-0,65%	**1 533 964**	2,56%

No changes occurred in the amount of the share capital in the periods covered by these financial statements. The balance of reserves did not change, either.

The change in retained earnings in the 1st quarter of 2006 resulted, first and foremost, from the loss for that period recognized in shareholders' equity.

DIVIDENDS:

No dividends were distributed in the 1st quarter of 2006.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No significant non-recurring and one-off events took place in the 3 months ended March 31, 2006 and March 31, 2005.

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

The following important related party transactions were executed in the period covered by these financial statements of Orbis S.A.:

- on March 24, 2006 Orbis S.A. and Hekon Hotele Ekonomiczne S.A. executed a loan agreement for the amount of PLN 20,000 thousand. The loan is to be repaid within 6 months as from the date on which the loan was granted. The interest rate was set at the WIBOR 6 M rate plus the margin.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associated companies.

10. CHANGES IN ACCOUNTING POLICIES

Full presentation of Orbis S.A. accounting policies, applicable as from January 1, 2005, has been provided in point 2.1 of the notes to the semi-annual financial statements of Orbis S.A. as at June 30, 2005.

The differences between the figures disclosed in the balance sheet for 3 months ended March 31, 2005 presented in these interim stand-alone financial statements and the interim stand-alone financial statements as at March 31 and for 3 months ended March 31, 2005 are presented in the table below:

	As at March 31,2005	Adjustments	As at March 31,2005 after adjustments
Non-current assets	2 006 293	-10 693	1 995 600
Current assets	129 736	919	130 655
Total assets	**2 136 029**	**-9 774**	**2 126 255**
Shareholders' equity	1 536 507	-2 543	1 533 964
Non-current liabilities and provisions	378 660	0	378 660
- of which: borrowings	255 869	0	255 869
Current liabilities and provisions	220 862	-7 231	213 631
- of which: borrowings	3 455	0	3 455
Total shareholders' equity and liabilities	**2 136 029**	**-9 774**	**2 126 255**

The above adjustments result from the following changes:

decrease of non-current assets by advances for tangible assets that, in accordance with IFRS, are not presented in the balance sheet	-10 693
increase of current assets by advances for tangible assets and by receivables and cash and cash equivalents related to special funds, that, in accordance with IFRS, are not presented in the balance sheet	919
decrease of the shareholders' equity by the additionally recognized impairment of property, plant and equipment related to the Europejski Hotel	-2 543
decrease of current liabilities related to special funds that, in accordance with IFRS, are not presented in the balance sheet	-7231

11. EVENTS AFTER THE BALANCE SHEET DATE

No major events that might have a significant impact on presented results for the 1st quarter of 2006 and not included in the current financial occurred after the balance sheet date.

12. SHAREHOLDERS

As at May 15, 2006, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through its subsidiary companies, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at May 15, 2006 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at May 15, 2006 (no. of voting rights at the GM)	% share in share capital as at May 15, 2006 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Feb. 28, 2006 to May 15, 2006 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including a subsidiary of Accor S.A. - Société d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	4 672 854	5,67%	+ 4,47
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at May 15, 2006, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye — President of the Management Board holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula — First Vice-President of the Management Board holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski — Vice-President of the Management Board holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais — Member of the Management Board does not hold any Orbis S.A. shares
5. Alain Billy — Member of the Management Board does not hold any Orbis S.A. shares

As at May 15, 2006, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any 'Orbis" S.A. shares
2. Erez Boniel
   does not hold any 'Orbis" S.A. shares
3. Sabina Czepielinda
   holds 268 „Orbis" S.A. shares
   acquired in 1998 free of charge (employee shares)
4. Paweł Dębowski
   does not hold any 'Orbis" S.A. shares
5. Michael Flaxman
   does not hold any 'Orbis" S.A. shares
6. Christophe Guillemot
   does not hold any 'Orbis" S.A. shares
7. Michael Harvey
   does not hold any 'Orbis" S.A. shares

8. Andrzej Przytuła
   does not hold any 'Orbis" S.A. shares
9. Janusz Rożdżyński
   does not hold any 'Orbis" S.A. shares
10. Denys Sappey
    does not hold any 'Orbis" S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the interim consolidated financial statements.